Filed pursuant to Rule 253(g)(2)

File No. 024-11089

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED October 28, 2020

(TO THE OFFERING CIRCULAR DATED October 1, 2019 AND QUALIFIED ON January 13, 2020)

SPORTS VENUES OF FLORIDA, INC.

(Exact name of registrant as specified in its charter)

Date: October 28, 2020

Florida	6552	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1220 Fordham Drive
Sun City Center, Florida 33573

Telephone: 516-375-6649

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.sportsvenues.net

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Sports Venues of Florida, Inc. (the "Company," "we," "us," or "our") dated October 28, 2020 and qualified by the Commission on January 13, 2020 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.04 per share. We will have approximately 121,650,271 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED OCTOBER 28, 2020

UP TO A MAXIMUM OF 120,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.04	NONE	Up to Maximum of $3,000,000